TRANSALTA CORPORATION FIRST QUARTER REPORT FOR 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. See the Forward-Looking Statements section of this MD&A for additional information.

This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of TransAlta Corporation as at and for the three months ended March 31, 2015 and 2014, and should also be read in conjunction with the audited annual consolidated financial statements and MD&A contained within our 2014 Annual Report. In this MD&A, unless the context otherwise requires, ‘we’, ‘our’, ‘us’, the ‘Corporation’, and ‘TransAlta’ refers to TransAlta Corporation and its subsidiaries. The condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 Interim Financial Reporting. All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated April 27, 2015. Additional information respecting TransAlta, including its Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.transalta.com. Information on or connected to our website is not incorporated by reference herein.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segments. We have seven business segments. See the Discussion of Segmented Comparable Results section of this MD&A for information regarding the change in our segments. In this MD&A, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant Condensed Consolidated Statements of Earnings and Condensed Consolidated Statements of Financial Position items. While individual line items in the Condensed Consolidated Statements of Financial Position may be impacted by foreign exchange fluctuations, the net impact of the translation of these items relating to foreign operations to our presentation currency is reflected in Accumulated Other Comprehensive Income (“AOCI”) in the equity section of the Condensed Consolidated Statements of Financial Position.

NON-IFRS MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures. Certain of these measures discussed in this MD&A are not defined under IFRS and, therefore, should not be considered in isolation or as an alternative to or to be more meaningful than net earnings attributable to common shareholders or cash flow from operating activities, as determined in accordance with IFRS, when assessing our financial performance or liquidity. These measures may not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. See the Funds from Operations and Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of this MD&A for additional information.

TRANSALTA CORPORATION / Q1 2015   M1

FORWARD-LOOKING STATEMENTS

This MD&A, the documents incorporated herein by reference, and other reports and filings made with securities regulatory authorities include forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumptions were made and on management’s experience and perception of historical trends, current conditions, and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “project”, “foresee”, “potential”, “enable”, “continue”, or other comparable terminology. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance to be materially different from that projected.

In particular, this MD&A contains forward-looking statements pertaining to our business and anticipated future financial performance; our success in executing on our growth projects; the timing and the completion and commissioning of projects under development, including major projects such as the South Hedland Power Project, and their attendant costs; expectations regarding the Alberta Electric System Operator’s plans for resolving regional constraints on Alberta’s transmission system; spending on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spending, and maintenance, and the variability of those costs, including expectations about the cost savings anticipated from the major maintenance agreement entered into with Alstom; the impact of certain hedges on future reported earnings and cash flows; expectations related to future earnings and cash flow from operating and contracting activities (including estimates of 2015 comparable earnings before interest, taxes, depreciation, and amortization (“EBITDA”), comparable funds from operations (“FFO”), and comparable free cash flow); expectations in respect of financial ratios (including comparable FFO before interest to adjusted interest coverage, adjusted comparable FFO to adjusted net debt, and adjusted net debt to comparable EBITDA); estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity in both the short term and long term, and the resulting impact on electricity prices; the impact of load growth, increased capacity, and natural gas costs on power prices; expectations in respect of generation availability, capacity, and production; expectations regarding the role different energy sources will play in meeting future energy needs; expected financing of our capital expenditures; expected governmental regulatory regimes and legislation and their expected impact on us and the timing of the implementation of such regimes and regulations, as well as the cost of complying with resulting regulations and laws; our trading strategies and the risk involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; anticipated growth rates in our markets; our expectations regarding proceedings before the Alberta Utilities Commission (the “AUC”) as well as those relating to the outcome of existing or potential legal and contractual claims, regulatory investigations, and disputes; expectations regarding the renewal of collective bargaining agreements; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. dollar, the Australian dollar, and other currencies in which we do business; the monitoring of our exposure to liquidity risk; expectations in respect of the global economic environment and growing scrutiny by investors relating to sustainability performance; our credit practices; the estimated contribution of Energy Marketing activities to gross margin; expectations relating to the performance of TransAlta Renewables Inc.’s (“TransAlta Renewables”) assets and plans and proposed transactions for the sale of contracted assets and economic interests in assets to TransAlta Renewables; expectations regarding our continued ownership of common shares of TransAlta Renewables; expectations regarding the Transaction (as defined herein), including the satisfaction of conditions and approvals, receipt of required shareholder and regulatory approvals; the effect, results and perceived benefits of the Transaction, including net cash proceeds, and an increase in our participation in TransAlta Renewables and efficient funding for the South Hedland project; the net proceeds of the offering of subscription receipts made in connection with the Transaction and the anticipated use thereof; and expectations in respect to the Keephills Unit 1 Force Majeure event, including the impact of the claim, penalties, and insurance coverage.

M2   TRANSALTA CORPORATION / Q1 2015

Factors that may adversely impact our forward-looking statements include risks relating to: fluctuations in market prices and the availability of fuel supplies required to generate electricity; our ability to contract our generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which we operate; increasingly stringent environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather; disruptions in the source of fuels, water, or wind required to operate our facilities; natural or man-made disasters; the threat of domestic terrorism and cyberattacks; equipment failure and our ability to carry out or have completed the repairs in a cost-effective or timely manner; commodity risk management; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; the need for additional financing and the ability to access financing at a reasonable cost; our ability to fund our growth projects while maintaining our investment grade credit rating; structural subordination of securities; counterparty credit risk; our ability to recover our losses through our insurance coverage; our provision for income taxes; legal, regulatory, and contractual proceedings involving the Corporation; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; development projects and acquisitions, including delays or changes in costs in the construction of the South Hedland Power Project; failure to proceed with plans for the sale of contracted assets or economic interests to TransAlta Renewables as a result of failure to agree to commercial terms with the independent directors of TransAlta Renewables, adverse market conditions or failure to obtain any required regulatory, shareholder or other third party approvals (including with respect to the Transaction); and the satisfactory receipt of applicable regulatory approvals for existing and proposed operations and growth initiatives.

The foregoing risk factors, among others, are described in further detail in the Risk Management section of our 2014 Annual MD&A and under the heading “Risk Factors” in our 2015 Annual Information Form.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties, and assumptions, the forward-looking events might occur to a different extent or at a different time than we have described, or might not occur. We cannot assure that projected results or events will be achieved.

M3   TRANSALTA CORPORATION / Q1 2015

HIGHLIGHTS

Consolidated Highlights

Three months ended March 31	2015	2014
Revenues	593	775
Comparable EBITDA(1)	275	310
Net earnings attributable to common shareholders	7	49
Comparable net earnings attributable to common shareholders(1)	26	47
Comparable funds from operations(1)	211	238
Cash flow from operating activities	153	279
Comparable free cash flow(1)	110	139
Net earnings per share attributable to common shareholders, basic and diluted	0.03	0.18
Comparable net earnings per share(1)	0.09	0.17
Comparable funds from operations per share(1)	0.76	0.88
Comparable free cash flow per share(1)	0.40	0.51
Dividends paid per common share	0.18	0.29

As at	March 31, 2015	Dec. 31, 2014
Total assets	10,050	9,833
Total credit facilities, long-term debt, and finance lease obligations(2)	4,245	4,056
Total long-term liabilities	5,341	4,504

Financial Highlights

▪
Comparable EBITDA for the quarter decreased by $35 million to $275 million compared to the same period in 2014, primarily due to a decrease in comparable EBITDA earned by Energy Marketing. The decrease in Energy Marketing comparable EBITDA is attributable to reduced volatility in Eastern markets, following extraordinary conditions in the first quarter last year. Lower power prices in Alberta and the Pacific Northwest did not materially impact our results during the quarter as our generation is mostly contracted or hedged.

▪	Lower comparable EBITDA translated into lower comparable FFO for the three months ended March 31, 2015, of $211 million, decreasing by $27 million compared to the same period last year.
▪
During the quarter, comparable net earnings attributable to common shareholders was $26 million ($0.09 net earnings per share), down from comparable net earnings of $47 million ($0.17 net earnings per share) compared to the same period in 2014 as lower net interest expense, lower income taxes, and higher foreign exchange gains partially offset lower comparable EBITDA.

______________________
(1)
These items are not defined under IFRS.  Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.  Refer to the Funds from Operations and Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

(2)	Includes current portion.

M4   TRANSALTA CORPORATION / Q1 2015

▪
Reported net earnings attributable to common shareholders was $7 million for the quarter ($0.03 net earnings per share) compared to net earnings of $49 million ($0.18 net earnings per share) for the same period in 2014. The differences between comparable and reported net earnings are mainly due to changes in the fair value of de-designated and economic hedges at U.S. Coal(1), net of related tax expense.

▪
Increase in credit facilities, long-term debt, and finance lease obligations is due to the impact of the strengthening U.S. dollar on our U.S.-denominated debt. This increase is offset by a corresponding increase in U.S.-denominated assets.

Strategic Initiative Highlights

During the quarter we continued to strengthen our financial condition, improve our operating performance, and make significant progress to grow our portfolio of highly contracted assets through initiatives such as:

▪
Entered into an agreement whereby TransAlta Renewables has agreed to invest $1.8 billion to acquire an economic interest based on the cash flows of our Australian assets and fund of the construction of the South Hedland gas-fired project. Once completed, this transaction unlocks the value of our highly contracted Australian business and raises approximately $215 million in cash proceeds for us to reduce our debt. Part of the non-cash transaction proceeds will result in an increase in our ownership of TransAlta Renewables from 70 per cent to 76 per cent.

▪	Successfully completed construction of the natural gas pipeline to our Solomon power station.
▪	Commenced construction of the South Hedland Power Project.
▪	Entered into a new 15-year 72 megawatt (“MW”) power supply contract for our Windsor facility with Ontario’s Independent Electricity System Operator (“IESO”).
▪	Eliminated 122 positions at our Canadian Coal operations providing sustained savings of $12 million annually.

Operational Results

Comparable EBITDA is as follows:

Three months ended March 31	2015	2014
Availability (%)(2)	89.8	91.5
Adjusted availability (%)(3)	91.3	91.5
Production (GWh)(2,4)	9,900	12,067
Comparable EBITDA:
Canadian Coal	95	95
U.S. Coal	23	17
Gas	83	83
Wind	55	63
Hydro	14	20
Energy Marketing	23	49
Corporate	(18)	(17)
Total comparable EBITDA	275	310

M5   TRANSALTA CORPORATION / Q1 2015

▪
Canadian Coal: Comparable EBITDA in the first quarter was consistent with the same period in 2014. Positive impacts from our hedges and contracts and lower fuel costs have offset the effects of higher unplanned outages and lower prices.

▪
U.S. Coal: Comparable EBITDA was $23 million in the quarter compared to $17 million for the same period in 2014. The increase in comparable EBITDA is primarily due to lower prices for replacement power in 2015, which generated higher margin from economic dispatching as well as the contribution of the Puget Sound Energy contract under which we commenced delivering 180 MW of base-load power in December 2014. The Segment’s results were also positively impacted by the appreciation of the U.S. dollar offsetting some of the impact of U.S. dollar appreciation on our debt and interest expense.

▪
Gas: Comparable EBITDA was consistent in the first quarter compared to the same period in 2014, despite lower Alberta prices, as our hedging and contract positions mitigated the lower prices. We began earning revenues from the Australian natural gas pipeline following its commissioning in March.

▪
Wind: Comparable EBITDA decreased in the quarter to $55 million compared to $63 million for the same period in 2014, primarily as a result of lower wind volumes compared to last year and lower market prices in Alberta.

▪
Hydro: Comparable EBITDA decreased by $6 million to $14 million compared to the same period in 2014, primarily due to lower power market volatility in Alberta and lower pricing for ancillary services. Even though our hydro facilities are fully contracted, low market volatility in Alberta limited our ability to take advantage of our flexibility to produce electricity during higher priced hours.

▪
Energy Marketing: Energy Marketing generated comparable EBITDA of $23 million in the quarter, down $26 million compared to the first quarter of 2014, primarily due to lower commodity price volatility which provided fewer trading opportunities. During the three months ended March 31, 2014, market conditions were extraordinarily volatile as a result of extreme weather events.

▪	Corporate: Our Corporate Segment incurred similar costs in the first quarter of 2015 compared to the same period in 2014.

AVAILABILITY & PRODUCTION

Availability for the three months ended March 31, 2015 decreased compared to the same period in 2014, primarily due to an increase in unplanned outages at Canadian Coal. During the quarter, Sundance Unit 4 was out of service for 21 days and as noted in the Significant and Subsequent Events section of this MD&A, a Force Majeure condition began on March 17, 2015 at Keephills Unit 1.

Lower production for the three months ended March 31, 2015 compared to the same period in 2014 is also due to an earlier start to seasonal economic dispatching at U.S. Coal due to the mild Pacific Northwest winter.

M6   TRANSALTA CORPORATION / Q1 2015

COMPARABLE FUNDS FROM OPERATIONS AND COMPARABLE FREE CASH FLOW

Comparable funds from operations and comparable free cash flow provide investors with a proxy for the amount of cash generated from operating activities before changes in working capital, and provide the ability to evaluate cash flow trends more readily in comparison with results from prior periods. Comparable FFO per share and comparable free cash flow per share are calculated using the weighted average number of common shares outstanding during the period.

Three months ended March 31	2015	2014
Cash flow from operating activities	153	279
Change in non-cash operating working capital balances	49	(42)
Cash flow from operations before changes in working capital	202	237
Adjustments:
Payment of restructuring costs	7	-
Decrease in finance lease receivable	1	1
Flood-related maintenance costs, net of insurance recoveries	1	-
Comparable FFO	211	238
Deduct:
Sustaining capital	(70)	(64)
Dividends paid on preferred shares	(12)	(9)
Distributions paid to subsidiaries' non-controlling interests	(19)	(26)
Comparable free cash flow	110	139
Weighted average number of common shares outstanding in the period	277	270
Comparable FFO per share	0.76	0.88
Comparable free cash flow per share	0.40	0.51

A reconciliation of comparable EBITDA to comparable FFO is as follows:

Three months ended March 31	2015	2014
Comparable EBITDA	275	310
Unrealized losses from risk management activities	5	5
Interest expense	(55)	(61)
Provisions	(9)	(2)
Current income tax expense	(6)	(8)
Realized foreign exchange gain	8	4
Decommissioning and restoration costs settled	(5)	(3)
Other non-cash items	(2)	(7)
Comparable FFO	211	238

Comparable FFO for the three months ended March 31, 2015 decreased $27 million to $211 million compared to the same period in 2014, primarily due to the decrease in comparable EBITDA and a payment for the settlement of a Force Majeure event. Lower interest expense in connection with lower debt outstanding, and realized foreign exchange gains offset some of the shortfall.

Comparable free cash flow for the three months ended March 31, 2015 decreased $29 million to $110 million compared to the same period in 2014.

M7   TRANSALTA CORPORATION / Q1 2015

FINANCIAL POSITION

We seek to maintain financial flexibility by using multiple sources of capital to finance our business plans, while maintaining a sufficient level of available liquidity to support contracting and trading activities. We are focused on strengthening our financial position and cash flow coverage ratios to support stable investment grade credit ratings.

The methodologies and ratios used by rating agencies to assess our credit rating are not publicly disclosed. We have developed our own definitions of ratios and targets to manage our capital. These metrics and ratios are not defined under IFRS, and may not be comparable to those used by other entities or by rating agencies.

Comparable Funds From Operations before Interest to Adjusted Interest Coverage

	March 31, 2015	Dec. 31, 2014
Comparable FFO(1)	735	762
Add: Interest on debt net of interest income and capitalized interest(1)	230	236
Comparable FFO before interest(1)	965	998
Interest on debt net of interest income(1)	236	239
Add: 50 per cent of dividends paid on preferred shares(1)	22	21
Adjusted interest(1)	258	260

Comparable FFO before interest to adjusted interest coverage (times)	3.7	3.8

Our target for Comparable FFO before Interest to Adjusted Interest Coverage ranges from four to five times. The reduction of our coverage in this quarter is due to lower comparable FFO compared to last year. We are targeting to be within our desired range by the end of the year.

Adjusted Comparable Funds From Operations to Adjusted Net Debt

	March 31, 2015	Dec. 31, 2014
Comparable FFO(1)	735	762
Less: 50 per cent of dividends paid on preferred shares(1)	(22)	(21)
Adjusted comparable FFO(1)	713	741
Period-end long-term debt, including finance lease obligations	4,245	4,056
Add: 50 per cent of issued preferred shares	471	471
Less: Cash and cash equivalents (excluding restricted cash)	(61)	(43)
Fair value (asset) of hedging instruments on debt(2)	(112)	(96)
Adjusted net debt	4,543	4,388
Adjusted comparable FFO to adjusted net debt (%)	15.7	16.9

Our target for Adjusted Comparable FFO to Adjusted Net Debt ranges from 20 to 25 per cent. We are targeting to meet our desired range in 2016. The reduction in the ratio during the first quarter is due to lower comparable FFO in the quarter compared to the same period last year and the strengthening of the U.S. dollar impacts on our U.S.-denominated debt. Our U.S.-denominated debt is fully hedged by U.S.-denominated assets, some of which revalue outside of net debt adjustments.
__________________
(1)	Last 12 months.
(2)	Included in risk management assets and/or liabilities on the condensed consolidated financial statements as at March 31, 2015 and 2014.

M8   TRANSALTA CORPORATION / Q1 2015

Adjusted Net Debt to Comparable EBITDA

	March 31, 2015	Dec. 31, 2014
Period-end long-term debt, including finance lease obligations	4,245	4,056
Less: cash and cash equivalents	(61)	(43)
Add: 50 per cent of issued preferred shares	471	471
Fair value (asset) of hedging instruments on debt(1)	(112)	(96)
Adjusted net debt	4,543	4,388
Comparable EBITDA(2)	1,001	1,036
Adjusted net debt to comparable EBITDA (times)	4.5	4.2

Our target for Adjusted Net Debt to Comparable EBITDA ranges from three to four times. During the first quarter of 2015, our ratio deteriorated compared to Dec. 31, 2014, mainly as a result of lower comparable EBITDA during the quarter compared to the same period last year and strengthening of the U.S. dollar as described in the Adjusted Comparable FFO to Adjusted Net Debt section above. We are targeting to meet our desired range in 2016.

We expect to apply the net proceeds we receive from TransAlta Renewables’ investment in the economic interest in our Australian portfolio, representing approximately $215 million, to reduce our debt when we close the transaction in early May. On a pro forma basis, assuming we had applied these expected net proceeds to our debt on March 31, our Adjusted Comparable FFO to Adjusted Net Debt ratio would have increased to 16.5 per cent from 15.7 per cent and our Adjusted Net Debt to Comparable EBITDA ratio would have decreased to 4.3 times from 4.5 times.

SIGNIFICANT AND SUBSEQUENT EVENTS

Investment Agreement with TransAlta Renewables Inc.

On March 23, 2015, we entered into an investment agreement with TransAlta Renewables pursuant to which TransAlta Renewables has agreed to acquire an economic interest based on the cash flows of our Australian assets which comprise our Australian power generation portfolio and our interest in the Fortescue River Gas Pipeline (the “Portfolio”) and fund the remaining project costs for the South Hedland gas-fired project, for a combined value of approximately $1.78 billion (the “Transaction”). The Portfolio consists of 575 MW of power generation from six operating assets and the South Hedland project currently under construction, as well as the recently commissioned 270 km gas pipeline. TransAlta Renewables’ investment will consist of the acquisition of securities that, in aggregate, provide an economic interest based on the cash flows of the Portfolio broadly equal to the underlying net distributable profits.

The Transaction is expected to deliver significant benefits to TransAlta, including:

▪	approximately $215 million of net cash proceeds which will be used to reduce indebtedness and strengthen our financial position;
▪	an increase in our ownership of TransAlta Renewables to 76 per cent from 70 per cent;
▪	a benefit from the anticipated cash flow per share accretion at TransAlta Renewables as a result of this Transaction;
________________
(1)	Included in risk management assets and/or liabilities on the condensed consolidated financial statements as at March 31, 2015 and 2014.
(2)	Last 12 months.

M9   TRANSALTA CORPORATION / Q1 2015

▪
the provision of an efficient source of funding for the South Hedland project which is currently under construction with commercial operations and incremental cash flows scheduled to begin in mid-2017; and

▪	the creation of a stronger, more diversified, sponsored vehicle, positioning TransAlta and TransAlta Renewables for future growth.

On April 8, 2015, TransAlta Renewables issued a final short form prospectus qualifying the distribution of 15,820,000 subscription receipts (each, a “Subscription Receipt”) at a price of $12.65 per Subscription Receipt for gross proceeds of approximately $200 million. In addition, TransAlta Renewables granted an over-allotment option to the underwriters, exercisable at any time within 30 days following closing of the offering, to purchase up to 2,373,000 Subscription Receipts at the same price for gross proceeds of up to approximately $30 million. The offering closed on April 15, 2015 and the partial exercise of the over-allotment option for 2,038,423 Subscription Receipts closed on April 23, 2015, providing gross proceeds to TransAlta Renewables of approximately
$226 million.

Upon closing of the Transaction, we expect to receive up to approximately $215 million in net cash proceeds from TransAlta Renewables, and approximately $1.1 billion of common and Class B shares in TransAlta Renewables increasing our ownership of TransAlta Renewables to 76 per cent from 70 per cent. The Class B shares will provide voting rights equivalent to the common shares, will be non-dividend paying, and will convert into common shares once the South Hedland project is fully completed and commissioned. The number of common shares that we will receive on the conversion of the Class B shares will be adjusted to reflect the actual amount funded by TransAlta Renewables for the construction and commissioning of the South Hedland project relative to the remaining budgeted costs, estimated at approximately $490 million. The Corporation will continue to own, manage and operate the Australian assets.

Closing of the Transaction is expected to occur in May 2015 and is subject to approval by TransAlta Renewables’ shareholders (excluding TransAlta). We have received the regulatory approvals.

Keephills Unit 1 Force Majeure

On March 17, 2015, an unplanned outage began at our 395 MW Keephills Unit 1 facility due to a damaged superheater. We have ordered replacement equipment and the unit is currently set to return to service during the second quarter of 2015.

Following the establishment of the plan to return the unit to service and the review of the causes of the outage, we have given notice under the Alberta coal Power Purchase Arrangement (“PPA”) to the PPA buyer and the Balancing Pool of a “High Impact Low Probability” Force Majeure event. In the event of a Force Majeure, we are entitled to continue to receive our PPA capacity payment and are protected under the terms of the PPA from having to pay availability penalties. We also anticipate that incremental maintenance costs incurred as a result of the event will be covered by insurance. Consequently, we do not expect there to be a material financial impact as a result of the outage.

Australian Natural Gas Pipeline

On March 19, 2015, we announced the completion of the Fortescue River Gas Pipeline in Western Australia. The project, our first pipeline, was completed within a nine month timeframe and for an estimated total cost of AUD$183 million. We hold a 43 per cent interest in the pipeline. The pipeline delivers gas to our Solomon power station which services Fortescue Metals Group’s mining operations at the Solomon Hub.

M10   TRANSALTA CORPORATION / Q1 2015

Windsor

During the quarter, our subsidiary TransAlta Cogeneration L.P. (“TA Cogen”) executed a new 15-year power supply contract with Ontario’s IESO for our Windsor facility, which will be effective Dec. 1, 2016. The contract is similar to the contract signed in 2013 for our Ottawa facility. Under the new contract, the plant will become dispatchable for up to 72 MW of capacity. The new contract provides long-term stable earnings for this facility.

U.S. Senior Notes

On Jan.15, 2015, our U.S.$500 million 4.75 per cent senior notes matured and were paid out using existing liquidity.

Issuance of Bonds

On Feb. 11, 2015, we refinanced maturing debt at our Pingston hydroelectric generating facility in British Columbia. Our share of gross proceeds was $45 million. The bonds bear interest at the annual fixed interest rate of 2.95 per cent, payable semi-annually with no principal repayments until maturity in May 2023. Proceeds were used to repay the $35 million secured debenture bearing interest at 5.28 per cent. Excess proceeds, net of transaction costs, are to be used for general corporate purposes and to repay corporate debt.

South Hedland Power Project

On Jan. 15, 2015, we took over management of the site and site mobilization was completed. All major equipment for the project has been procured and detailed engineering is ongoing. ABB Australia Pty Ltd. has been selected as the contractor for the engineering, procurement, and construction of the electrical works for the project. Bulk earthworks commenced and health and safety processes and procedures are now established.

Restructuring of Canadian Coal

On Jan. 14, 2015, we initiated a significant cost-reduction initiative at our Canadian Coal power generation operations, resulting in a 20 per cent reduction in the workforce. The initiative is expected to generate savings of approximately $12 million annually. The initiative was quickly implemented and we are already capturing a large part of these savings. As a result, we incurred approximately $7 million of restructuring costs in the first quarter.

Proceedings before the Alberta Utilities Commission

On March 21, 2014, the Alberta Market Surveillance Administrator (the “MSA”) filed an application with the AUC alleging, among other things, that TransAlta manipulated the price of electricity in the Province of Alberta when it took outages at certain of its coal-fired generating units in late 2010 and early 2011. TransAlta has denied the MSA’s allegations in their entirety. An oral hearing took place before the AUC in December 2014. The written argument phase was completed in February 2015. The AUC’s decision on this matter is expected in May 2015.

M11   TRANSALTA CORPORATION / Q1 2015

ELECTRICITY PRICES

The average spot electricity prices for the three months ended March 31, 2015 and 2014 in the three major markets in which we have merchant capacity are shown in the following graph:

For the three months ended March 31, 2015, average spot prices decreased in all three markets. Lower natural gas prices have impacted all markets. Increased supply in Alberta, higher water resources increasing hydro production in the Pacific Northwest, and lower demand in Ontario also impacted respective average spot prices during the quarter.

DISCUSSION OF SEGMENTED COMPARABLE RESULTS

During the first quarter of 2015 we began reporting Canadian Coal, U.S. Coal, Gas, Wind, and Hydro as separate business segments. Previously, these were collectively reported as the Generation Segment and were further differentiated by fuel type within our MD&A to provide additional information to our readers. As a result, the change in segmentation under IFRS has minimal impact on our MD&A. No changes arose in respect of our Energy Marketing and Corporate Segments. See the Current Accounting Changes section of this MD&A for additional information.

Comparable figures are not defined under IFRS. Refer to the Earnings and Other Measures on a Comparable Basis section of this MD&A for further discussion of these items, including, where applicable, reconciliations to net earnings attributable to common shareholders.

M12   TRANSALTA CORPORATION / Q1 2015

Canadian Coal

Three months ended March 31	2015	2014
Availability (%)	84.5	87.1
Contract production (GWh)	4,916	5,265
Merchant production (GWh)	1,021	984
Total production (GWh)	5,937	6,249
Gross installed capacity (MW)	3,771	3,771

Revenues	246	254
Fuel and purchased power	99	107
Comparable gross margin(1)	147	147
Operations, maintenance, and administration	49	49
Taxes, other than income taxes	3	3
Comparable EBITDA(1)	95	95
Depreciation and amortization	71	76
Comparable operating income(1)	24	19

Sustaining capital:
Routine capital	8	10
Mining equipment and land purchases	4	5
Finance leases	3	2
Planned major maintenance	30	28
Total	45	45

Production for the three months ended March 31, 2015 decreased 312 gigawatt hours (“GWh”) compared to the same period in 2014, primarily due to higher unplanned outages as Sundance Unit 4 was out of service for 21 days and a Force Majeure outage that began at Keephills Unit 1 in March. The unit is expected to be back in service during the second quarter.

For the three months ended March 31, 2015, comparable gross margin and comparable EBITDA were in line with last year despite much lower prices in Alberta. Merchant production was not materially impacted by lower prices in Alberta as the positive impacts from our financial contracts offset the lower clearing price. Reductions in operating costs at our Highvale mine and increased capacity payments from the PPAs were offset by higher unplanned outages and lower net market-based incentive and disincentive rates under the terms of our PPAs.

Depreciation and amortization for the three months ended March 31, 2015 decreased compared to the same period in 2014 due to fewer asset retirements.
_____________________
(1)	Comparable figures are not defined under IFRS. Refer to the Earnings and Other Measures on a Comparable Basis section of this MD&A for further discussion of these items, including, where applicable, reconciliations to net earnings attributable to common shareholders.

M13   TRANSALTA CORPORATION / Q1 2015

U.S. Coal

Three months ended March 31	2015	2014
Availability (%)	91.0	94.9
Adjusted availability (%)(1)	100.0	94.9
Contract sales volume (GWh)	689	246
Merchant sales volume (GWh)	577	1,998
Purchased power (GWh)	(711)	(128)
Total production (GWh)	555	2,116
Gross installed capacity (MW)	1,340	1,340

Revenues	82	106
Fuel and purchased power	46	75
Comparable gross margin	36	31
Operations, maintenance, and administration	12	14
Taxes, other than income taxes	1	-
Comparable EBITDA	23	17
Depreciation and amortization	15	14
Comparable operating income	8	3

Sustaining capital:
Planned major maintenance	3	1
Total	3	1

For the three months ended March 31, 2015, production decreased 1,561 GWh compared to the same period in 2014 due mainly to seasonal economic dispatching. Lower prices in February and March provided us the opportunity to shut down our generation earlier and supply our contractual obligation by buying cheaper power in the market.

Comparable EBITDA increased by $6 million for the three months ended March 31, 2015 compared to the same period in 2014, primarily due to the lower cost in 2015 of replacement power purchased during periods of economic dispatching. Also, since December 2014, our contract to supply 180 MW of power to Puget Sound Energy is effective at a price higher than the current power price in the Pacific Northwest. The Segment’s results were also positively impacted by the appreciation of the U.S. dollar.
_______________________
(1)	Adjusted for economic dispatching.

M14   TRANSALTA CORPORATION / Q1 2015

Gas

Three months ended March 31	2015	2014
Availability (%)	96.8	96.1
Contract production (GWh)	1,329	1,337
Merchant production (GWh)	695	671
Total production (GWh)	2,024	2,008
Gross installed capacity (MW)(1)	1,531	1,779

Revenues	181	245
Fuel and purchased power	73	136
Comparable gross margin	108	109
Operations, maintenance, and administration	24	25
Taxes, other than income taxes	1	1
Comparable EBITDA	83	83
Depreciation and amortization	28	28
Comparable operating income	55	55

Sustaining capital:
Routine capital	2	3
Planned major maintenance	7	4
Total	9	7

Production for the three months ended March 31, 2015 was consistent compared to the same period in 2014.
As a substantial portion of revenue in the Gas Segment is attributable to the transfer of gas costs to our customers, revenue and costs of fuel have decreased by similar amounts during the first quarter of 2015 compared to last year, following the decrease in gas input costs. We also began earning revenues from the recently completed Australian natural gas pipeline during the quarter.
_______________________
(1)	Includes production capacity for Fort Saskatchewan and Solomon power stations, which have been accounted for as finance leases. Assets of the Centralia gas plant were sold in the fourth quarter of 2014. The productive capacity was removed from our gross capacity measures at that time.

M15   TRANSALTA CORPORATION / Q1 2015

Wind

Three months ended March 31	2015	2014
Availability (%)	95.0	94.2
Contract production (GWh)	637	750
Merchant production (GWh)	340	262
Total production (GWh)	977	1,012
Gross installed capacity (MW)	1,289	1,289

Revenues	73	80
Fuel and purchased power	4	4
Comparable gross margin	69	76
Operations, maintenance, and administration	12	11
Taxes, other than income taxes	2	2
Comparable EBITDA	55	63
Depreciation and amortization	22	21
Comparable operating income	33	42

Sustaining capital:
Planned major maintenance	2	1
Total	2	1

Production for the three months ended March 31, 2015 decreased 35 GWh compared to the same period in 2014, primarily due to lower wind volumes in Eastern Canada and at our Wyoming wind facility, increased icing events, and a substation outage in Ontario. Higher wind volumes and availability at Western Canada merchant facilities have partially offset the lower volumes from contracted facilities. However, price on our contracted generation is generally higher than on our merchant generation. Year-over-year lower prices in Alberta have also impacted the financial performance of our Wind Segment during the first quarter of 2015 as we generally do not hedge our merchant wind generation.

M16   TRANSALTA CORPORATION / Q1 2015

Hydro

Three months ended March 31	2015	2014
Contract production (GWh)	398	363
Merchant production (GWh)	9	5
Total production (GWh)	407	368
Gross installed capacity (MW)	913	913

Revenues	25	31
Fuel and purchased power	1	2
Comparable gross margin	24	29
Operations, maintenance, and administration	10	8
Taxes, other than income taxes	-	1
Comparable EBITDA	14	20
Depreciation and amortization	6	6
Comparable operating income	8	14

Sustaining capital:
Routine capital	6	1
Planned major maintenance	1	-
Total before flood-recovery capital	7	1
Flood-recovery capital	-	2
Total	7	3

Production for the three months ended March 31, 2015 increased 39 GWh compared to the same period in 2014, due to higher water resources.

Comparable EBITDA decreased by $6 million for the three months ended March 31, 2015 compared to the same period in 2014, primarily as a result of low market volatility in the first quarter of this year compared to last year in Alberta limiting our ability to take advantage of our flexibility to produce electricity during higher priced hours.

For the three months ended March 31, 2015, the increase in sustaining capital expenditures compared to the same period in 2014 is mainly due to hydro life extension costs, which were classified as growth capital expenditures last year.

Energy Marketing

Three months ended March 31	2015	2014
Revenues and comparable gross margin	31	65
Operations, maintenance, and administration	8	16
Comparable EBITDA and operating income	23	49

For the three months ended March 31, 2015, comparable EBITDA decreased by $26 million compared to the same period in 2014. During the three months ended March 31, 2014, market conditions were extraordinarily volatile in the northeast as a result of extreme weather events during the 2014 winter. Energy Marketing results for the three months ended March 31, 2015 exceeded our expectation of $10 million to $15 million of gross margin for the quarter.

M17   TRANSALTA CORPORATION / Q1 2015

Corporate

Three months ended March 31	2015	2014
Operations, maintenance, and administration and taxes other than income taxes	18	17
Depreciation and amortization	6	6
Comparable operating loss	24	23

Sustaining capital:
Routine capital	4	7
Total	4	7

For the three months ended March 31, 2015, corporate costs were consistent with the same period in 2014.

Routine capital expenditures for the three months ended March 31, 2015 decreased compared to the same period in 2014, mainly resulting from a reduction in corporate information technology costs.

OTHER CONSOLIDATED RESULTS

Net Interest Expense

The components of net interest expense are as follows:

Three months ended March 31	2015	2014
Interest on debt	57	61
Capitalized interest	(3)	-
Interest on finance lease obligations	1	-
Accretion of provisions	5	5
Net interest expense	60	66

For the three months ended March 31, 2015, net interest expense was lower compared to the same period in 2014 due to lower debt levels, lower average interest rates, and an increase in capitalized interest. Higher interest on our U.S.-denominated debt due to the strengthening of the U.S. dollar partially offset the reduction in interest expense. This impact is offset in net earnings by higher income from our U.S.-denominated assets in the U.S. and in Australia.

M18   TRANSALTA CORPORATION / Q1 2015

Income Taxes

A reconciliation of income taxes and effective tax rates on earnings, excluding non-comparable items, is presented below:

Three months ended March 31	2015	2014
Earnings before income taxes	29	91
Income attributable to non-controlling interests	(14)	(15)
Comparable adjustments:
Impacts associated with certain de-designated and ineffective hedges	31	(7)
Flood-related maintenance costs, net of insurance recovery	1	4
Restructuring provision	7	-
Comparable earnings attributable to TransAlta shareholders subject to tax	54	73
Comparable income tax expense adjustments:
Income tax (recovery) expense related to impacts associated with certain de-designated and ineffective hedges	11	(2)
Income tax recovery related to restructuring provision	2	-
Income tax recovery related to reversal of a writedown of deferred income tax assets	15	-
Income tax expense related to temporary difference on investment in subsidiary	(8)	-
Income tax recovery related to flood-related maintenance costs, net of insurance recovery	-	1
Total comparable income tax expense adjustments	20	(1)
Income tax expense (recovery)	(4)	18
Comparable income tax expense	16	17
Comparable effective tax rate on earnings attributable to TransAlta shareholders (%)	30	23

The comparable income tax expense for the three months ended March 31, 2015 decreased compared to the same period in 2014, due to lower comparable earnings and changes in the amount of earnings between the jurisdictions in which pre-tax income is earned.

The comparable effective tax rate on earnings attributable to TransAlta shareholders for the three months ended March 31, 2015 increased compared to the same period in 2014, due to the effect of certain deductions that do not fluctuate with earnings and changes in the amount of earnings between the jurisdictions in which pre-tax income is earned.

During the three months ended March 31, 2015, we reversed a previous writedown of deferred income tax assets of $15 million (March 31, 2014 - nil). The deferred income tax assets related mainly to the tax benefits of losses associated with our directly owned U.S. operations and were previously written off as it was no longer considered probable that sufficient taxable income would be available from our directly owned U.S. operations to utilize the underlying tax losses. Recognized other comprehensive income in the period has given rise to a taxable temporary difference which forms the primary basis for utilization for some of these tax losses and this reversal.

In order to give effect to the Transaction with TransAlta Renewables, a reorganization of certain TransAlta companies is planned. The reorganization results in the recognition of an $8 million deferred tax liability on our investment in a subsidiary. The deferred tax liability had not been recognized previously, as prior to the planned reorganization, the taxable temporary difference was not expected to reverse in the forseeable future.

M19   TRANSALTA CORPORATION / Q1 2015

Non-Controlling Interests

Net earnings attributable to non-controlling interests for the three months ended March 31, 2015 was consistent with the same period in 2014, as higher non-controlling interests were offset by lower earnings in subsidiaries that we do not wholly-own.

ADDITIONAL IFRS MEASURES

An additional IFRS measure is a line item, heading, or subtotal that is relevant to an understanding of the financial statements but is not a minimum line item mandated under IFRS, or the presentation of a financial measure that is relevant to an understanding of the financial statements but is not presented elsewhere in the financial statements. We have included line items entitled gross margin and operating income in our Condensed Consolidated Statements of Earnings for the three months ended March 31, 2015 and 2014. Presenting these line items provides management and investors with a measurement of ongoing operating performance that is readily comparable from period to period.

EARNINGS AND OTHER MEASURES ON A COMPARABLE BASIS

We evaluate our performance and the performance of our business segments using a variety of measures. Those discussed below, and elsewhere in this MD&A, are not defined under IFRS and, therefore, should not be considered in isolation or as an alternative to or to be more meaningful than net earnings attributable to common shareholders or cash flow from operating activities, as determined in accordance with IFRS, when assessing our financial performance or liquidity. These measures are not necessarily comparable to a similarly titled measure of another company.

Each business segment assumes responsibility for its operating results measured to gross margin and operating income. Operating income and gross margin provides management and investors with a measurement of operating performance that is readily comparable from period to period.

In calculating these items, we exclude certain items as management believes these transactions are not representative of our business operations. Earnings on a comparable basis per share are calculated using the weighted average common shares outstanding during the period.

M20   TRANSALTA CORPORATION / Q1 2015

The adjustments made to calculate comparable EBITDA and comparable earnings for the three months ended March 31, 2015 and 2014 are as follows. References are to the reconciliation presented below.

Three months ended March 31			2015	2014
Reference number	Adjustment	Segment

Reclassifications:

1	Finance lease income used as a proxy for operating revenue	Gas	13	12

2	Decrease in finance lease receivable used as a proxy for operating revenue and depreciation	Gas	1	1

3	Reclassification of mine depreciation from fuel and purchased power	Canadian Coal	14	15

Adjustments to earnings to arrive at comparable results:

4	Impacts to revenue associated with certain de-designated and economic hedges	U.S. Coal	31	(7)

5	Flood-related maintenance costs, net of insurance recoveries	Hydro	1	4

6	Restructuring provision	Canadian Coal	7	-

7	Net tax effect of all comparable adjustments	Unassigned	(13)	1

8	Reversal of writedown of deferred income tax assets	Unassigned	(15)	-

9	Income tax expense related to temporary difference on investment in subsidiary	Unassigned	8	-

M21   TRANSALTA CORPORATION / Q1 2015

A reconciliation of comparable results to reported results for the three months ended March 31, 2015 and 2014 is as follows:

	Three months ended March 31, 2015						Three months ended March 31, 2014
	Reported	Comparable reclassifications		Comparable adjustments		Comparable total	Reported	Comparable reclassifications		Comparable adjustments		Comparable total
Revenues	593	14	(1,2)	31	(4)	638	775	13	(1,2)	(7)	(4)	781
Fuel and purchased power	237	(14)	(3)	-		223	339	(15)	(3)	-		324
Gross margin	356	28		31		415	436	28		(7)		457
Operations, maintenance, and administration	134	-		(1)	(5)	133	144	-		(4)	(5)	140
Restructuring provision	7	-		(7)	(6)	-	-	-		-		-
Taxes, other than income taxes	7	-		-		7	7	-		-		7
EBITDA	208	28		39		275	285	28		(3)		310
Depreciation and amortization	133	15	(2,3)	-		148	135	16	(2,3)	-		151
Operating income	75	13		39		127	150	12		(3)		159
Finance lease income	13	(13)	(1)	-		-	12	(12)	(1)	-		-
Foreign exchange gain (loss)	1	-		-		1	(5)	-		-		(5)
Earnings before interest and taxes	89	-		39		128	157	-		(3)		154
Net interest expense	60	-		-		60	66	-		-		66
Income tax expense (recovery)	(4)	-		20	(7,8,9)	16	18	-		(1)	(7)	17
Net earnings (loss)	33	-		19		52	73	-		(2)		71
Non-controlling interests	14	-		-		14	15	-		-		15
Net earnings (loss) attributable to TransAlta shareholders	19	-		19		38	58	-		(2)		56
Preferred share dividends	12	-		-		12	9	-		-		9
Net earnings (loss) attributable to common shareholders	7	-		19		26	49	-		(2)		47
Weighted average number of common shares outstanding in the period	277					277	270					270
Net earnings (loss) per share attributable to common shareholders	0.03					0.09	0.18					0.17

M22   TRANSALTA CORPORATION / Q1 2015

FINANCIAL INSTRUMENTS

Refer to Note 13 of the notes to the audited annual consolidated financial statements within our 2014 Annual Report and Note 7 of our unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2015 for details on Financial Instruments. Refer to the Risk Management section of our 2014 Annual Report and Note 8 of our unaudited interim condensed consolidated financial statements for further details on our risks and how we manage them. Our risk management profile and practices have not changed materially from Dec. 31, 2014.

We may enter into commodity transactions involving non-standard features for which market observable data is not available. These are defined under IFRS as Level III financial instruments. Level III financial instruments are not traded in an active market and fair value is, therefore, developed using valuation models based upon internally developed assumptions or inputs. Our Level III fair values are determined using data such as unit availability, transmission congestion, or demand profiles. Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques, and any material differences are disclosed in the notes to the financial statements.

We may also have various contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts must be derived by reference to a forecast that is based on a combination of external and internal fundamental modeling, including discounting. As a result, these contracts are classified in Level III. These contracts are for specified prices with counterparties that we believe to be creditworthy.

At March 31, 2015, total Level III financial instruments had a net asset carrying value of $353 million (Dec. 31, 2014 - $217 million net asset). The increase during the period is attributable primarily to decreased estimated long-term power prices on a long-term power sale contract designated as an all-in-one cash flow hedge, for which changes in fair value are recognized in other comprehensive income.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity risk arises from our ability to meet general funding needs, engage in trading and hedging activities, and manage the assets, liabilities, and capital structure of the Corporation. Liquidity risk is managed by maintaining sufficient liquid financial resources to fund obligations as they come due in the most cost-effective manner. Liquidity risk related to commodity risk management activities is managed by maintaining sufficient reserves and monitoring our counterparties and the markets in which we transact.

Our liquidity needs are met through a variety of sources, including cash generated from operations, availability under our long-term credit facilities, and long-term debt or equity issued under our Canadian and U.S. shelf registrations. Our primary uses of funds are operational expenses, capital expenditures, dividends, distributions to non-controlling interests, and interest and principal payments on debt securities.

Debt

Long-term debt totalled $4.2 billion as at March 31, 2015 compared to $4.0 billion as at Dec. 31, 2014. Long-term debt increased from Dec. 31, 2014 primarily due to strengthening of the U.S. dollar. As at March 31, 2015, $1.6 billion of our debt is denominated in U.S. dollars (Dec. 31, 2014 - $2.1 billion).

M23   TRANSALTA CORPORATION / Q1 2015

Almost all of our U.S.-denominated debt is hedged either through financial contracts or as a natural hedge of our net investment in our U.S. operations. For the three months ended March 31, 2015, the changes in our U.S.-denominated debt were offset as follows:

For the three months ended March 31	2015
Effects of foreign exchange on carrying amounts of U.S. operations (net investment hedge)	63
Foreign currency cash flow hedges on debt	69
Effects of foreign exchange on value of U.S.-denominated Solomon finance lease	33
Other economic hedges	12
Total	177

Credit Facilities

At March 31, 2015, we had a total of $2.1 billion (Dec. 31, 2014 - $2.1 billion) of committed credit facilities, of which $1.0 billion (Dec. 31, 2014 - $1.6 billion) is available, subject to customary borrowing conditions. At March 31, 2015, the $1.1 billion (Dec. 31, 2014 - $0.5 billion) of credit utilized under these facilities was comprised of actual drawings of $0.7 billion (Dec. 31, 2014 - $0.1 billion) and letters of credit of $0.4 billion (Dec. 31, 2014 - $0.4 billion). These facilities are comprised of a $1.5 billion committed syndicated bank facility that matures in 2018, with the remainder comprised of bilateral credit facilities, of which $0.3 billion matures in 2017 and $0.2 billion matures in the fourth quarter of 2016. We anticipate renewing these facilities, based on reasonable commercial terms, prior to their maturities.

The $0.6 billion increase in actual drawings on our credit facility was used to repay our $0.5 billion U.S. dollar senior notes that matured in January 2015.

In addition to the $1.0 billion available under the credit facilities, we have $61 million of available cash (Dec. 31, 2014 - $43 million).

Share Capital

On April 27, 2015, we had 278.7 million common shares outstanding, 12.0 million Series A, 11.0 million Series C, 9.0 million Series E, and 6.6 million Series G preferred shares outstanding. At March 31, 2015, we had 277.0 million (March 31, 2014 - 270.3 million) common shares issued and outstanding. At March 31, 2015, we had 38.6 million (March 31, 2014 - 32.0 million) first preferred shares issued and outstanding.

During the three months ended March 31, 2015, 2.0 million (March 31, 2014 - 2.1 million) common shares were issued to shareholders that elected dividend reinvestment, for a total of $20 million (March 31, 2014 - $28 million).

On April 27, 2015, we declared a quarterly dividend of $0.18 per common share, payable on July 1, 2015. Declaration of dividends is at the discretion of the Board of Directors.

On April 27, 2015, we declared a quarterly dividend of $0.2875 per share on the Series A and Series C preferred shares, $0.3125 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares, all payable June 30, 2015.

M24   TRANSALTA CORPORATION / Q1 2015

Letters of Credit and Cash Collateral

We have obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, unfunded pension obligations, construction projects, and purchase obligations. At March 31, 2015, we provided letters of credit totalling $409 million (Dec. 31, 2014 - $396 million) and cash collateral of $31 million (Dec 31, 2014 - $25 million). These letters of credit and cash collateral secure certain amounts included on our Condensed Consolidated Statements of Financial Position for risk management liabilities, decommissioning and other provisions, and defined benefit obligations.

Financial Position

The following chart highlights significant changes in the Condensed Consolidated Statements of Financial Position from Dec. 31, 2014 to March 31, 2015:

	Increase/
	(decrease)	Primary factors explaining change
Cash and cash equivalents	18	Timing of receipts and payments and financing activities
Trade and other receivables	(76)	Timing of customer receipts, including seasonality of revenue
Prepaid expenses	27	Prepayment of annual insurance premiums, royalties, and service agreements
Inventory	31	Increase in coal inventory due to economic dispatching at U.S. Coal
Finance lease receivables (long-term)	34	Favourable effects of changes in foreign exchange rates
Property, plant, and equipment, net	52	Additions and favourable changes in foreign exchange rates, partially offset by depreciation for the period
Risk management assets and liabilities (current and long-term), net	127	Gains on long-term power sale contract (including Puget Sound Energy contract) and U.S. foreign currency hedges
Other	4
Total increase in assets	217

Accounts payable and accrued liabilities	(87)	Lower capital accruals and timing of payments and accruals
Credit facilities, long-term debt, and finance lease obligations (including current portion)	189	Unfavourable effects of changes in foreign exchange rates
Decommissioning and other provisions (current and long-term)	17	Fluctuations in period-end discount rates
Defined benefit obligation and other long-term liabilities	19	Increase in defined benefit obligation
Equity attributable to shareholders	85
Net earnings for the period, gains on cash flow hedges recognized in other comprehensive income, and gains on translating net assets of foreign operations recognized in other comprehensive income, partially offset by declared dividends

Other	(6)
Total increase in liabilities and equity	217

M25   TRANSALTA CORPORATION / Q1 2015

Cash Flows

The following chart highlights significant changes in the Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2015 compared to the same period in 2014:

Three months ended March 31	2015	2014	Primary factors explaining change
Cash and cash equivalents, beginning of period	43	42
Provided by (used in):
Operating activities	153	279	Decrease in cash earnings of $35 million and an increase in working capital of $91 million

Investing activities	(143)	(105)
Increase in additions to PP&E and intangibles of $53 million mostly due to the construction of the South Hedland Power Project and of the pipeline in Australia, partially offset by a decrease in realized losses on financial instruments of $10 million

Financing activities	7	(180)
Increase in borrowings under credit facilities of $699 million, a long-term debt issuance of $45 million, an increase in realized gains on financial instruments of $51 million, a decrease in dividends paid on common shares of $20 million, and a decrease in distributions paid to subsidiaries' non-controlling interest of $7 million, partially offset by repayments of $631 million of long-term debt

Translation of foreign currency cash	1	1
Cash and cash equivalents, end of period	61	37

CLIMATE CHANGE AND THE ENVIRONMENT

Environmental issues and related legislation have, and will continue to have, an impact upon our business. We are committed to complying with legislative and regulatory requirements and to minimizing the environmental impact of our operations. We work with governments and the public to develop appropriate frameworks to protect the environment and to promote sustainable development. Refer to the Climate Change and the Environment section of our 2014 Annual MD&A for further details.

Recently Passed Environmental Legislation

On April 13, 2015, the Ontario Government announced that Ontario will be implementing a greenhouse gas (“GHG”) cap-and-trade system in an effort to reduce emissions and fight climate change. The cap and trade system will impose a hard ceiling on the GHG emissions allowed in each sector of the economy. The details of the cap and trade system (such as specifics on a potential cap, covered sectors, or anticipated launch date) have not been determined but are to be developed through stakeholder consultations. Our contracts at Gas facilities in the province generally include provisions protecting us from adverse changes in laws.

M26   TRANSALTA CORPORATION / Q1 2015

2015 OUTLOOK

Market

Power Prices

For 2015, power prices in Alberta are expected to be lower than 2014 as a result of increased supply and lower natural gas prices. However, prices can vary based on supply and weather conditions. In the Pacific Northwest and Ontario, we expect prices to settle lower than in 2014 due to lower natural gas prices.

Economic Environment

We expect growth to decelerate in Western Canada in 2015. The slowdown in the oil and gas sector is expected to reduce economic growth as a result of investment slowdown and lower consumer spending. After several years of weak growth, economic growth in the Pacific Northwest is expected to accelerate as the overall economic recovery in the U.S. gains strength. Growth in Ontario is expected to improve to moderate rates in 2015, driven largely by exports supported by the U.S. recovery and the strengthening U.S. dollar.

We had no material counterparty losses in the first quarter of 2015. We continue to monitor counterparty credit risk and have established risk management policies to mitigate counterparty risk. We do not anticipate any material change to our existing credit practices and continue to deal primarily with investment grade counterparties.

Operations

Capacity, Production, and Availability

Generating capacity is expected to increase in 2015 primarily due to the full commissioning of operations at our Solomon power station in Australia. Overall production is expected to decrease five to six per cent in 2015 due to a longer period of economic dispatching in our U.S. Coal facility and higher unplanned outages at Canadian Coal. Overall availability is still expected to be in the range of 89 to 91 per cent in 2015.

Contracted Cash Flows

As a result of Alberta PPAs, long-term contracts, and other short-term physical and financial contracts, on average, approximately 75 per cent of our capacity is contracted over the period to the end of 2020. On an aggregated portfolio basis, depending on market conditions, we target being up to 90 per cent contracted for the upcoming calendar year. As at the end of 2014, approximately 88 per cent of our 2015 capacity was contracted. The average prices of our short-term physical and financial contracts for 2015 are approximately $50 per megawatt hour (“MWh”) in Alberta and approximately U.S.$40 per MWh in the Pacific Northwest. The average Alberta contract prices have been reduced from the previously reported approximate $55 per MWh as a result of the addition of more recent hedges at lower prices.

Fuel Costs

Mining coal in Alberta is subject to cost increases due to greater overburden removal, inflation, capital investments, and commodity prices. Seasonal variations in coal costs at our Alberta mine are minimized through the application of standard costing. Coal costs for 2015, on a standard cost per tonne basis, are expected to be one to two per cent lower than 2014 unit costs.

M27   TRANSALTA CORPORATION / Q1 2015

In the Pacific Northwest, our U.S. Coal mine, adjacent to our power plant, is in the reclamation stage. Fuel at U.S. Coal is purchased primarily from external suppliers in the Powder River Basin and delivered by rail. The delivered cost of fuel per MWh for 2015 is expected to increase with inflation in accordance with our contracts.

The value of coal inventories is assessed for impairment at the end of each reporting period. If the inventory is impaired, further charges are recognized in net earnings.

We purchase natural gas from outside companies coincident with production or have it supplied by our customers, thereby minimizing our risk to changes in prices. The continued success of unconventional gas production in North America could reduce the year-to-year volatility of prices in the near term.

We closely monitor the risks associated with changes in electricity and input fuel prices on our future operations and, where we consider it appropriate, use various physical and financial instruments to hedge our assets and operations from such price risks.

Energy Marketing

Earnings from our Energy Marketing Segment are affected by prices and volatility in the market, overall strategies adopted, and changes in legislation. We continuously monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile. Our 2015 objective for Energy Marketing is to contribute between $50 million to $70 million in gross margin for the year.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar, euro, and Australian dollar by offsetting foreign-denominated assets with foreign-denominated liabilities and by entering into foreign exchange contracts. We also have foreign-denominated expenses, including interest charges, which largely offset our foreign-denominated revenues.

Net Interest Expense

Net interest expense for 2015 is expected to be lower than in 2014 due to lower debt levels and higher capitalized interest. However, changes in interest rates and in the value of the Canadian dollar relative to the U.S. dollar can affect the amount of net interest expense incurred.

Liquidity and Capital Resources

We expect to maintain adequate available liquidity under our committed credit facilities.

Income Taxes

The comparable effective tax rate on earnings for 2015 is expected to be approximately 17 to 22 per cent, which is lower than the statutory tax rate of 25 per cent, due to changes in the amount of earnings between the jurisdictions in which pre-tax income is earned and the effect of certain deductions that do not fluctuate with earnings.

Capital Expenditures

Our projects are focused on sustaining our current operations and supporting our growth strategy.

M28   TRANSALTA CORPORATION / Q1 2015

Growth and Major Project Expenditures

A summary of the significant growth and major projects that are in progress is outlined below:

	Total Project		2015		Target (actual)
	Estimated spend	Spent to date(1)	Estimated spend	Spent to date(1)	completion date	Details

Project

South Hedland Power Station(2)	584	113	206	44	Q2 2017	150 MW combined cycle power plant
Australia natural gas pipeline(3)	99	92	22	15	(Q1 2015)	270 kilometre pipeline to supply natural gas to our Solomon power station in Western Australia
Solomon load bank facility	5	1	5	1	Q2 2015	Installation of 20 MW load bank facility required to complete the Solomon power station
Transmission	17	2	15	-	Q4 2015	Regulated transmission that receives a return on investment
Total	705	208	248	60

The total estimated project spend for transmission has increased by $4 million due to changes in scope relating to an increase in line rebuilds, structure replacements, contractor pricing, and substation equipment replacement. Incremental spend is anticipated to give rise to incremental regulated revenues.

Sustaining and Productivity Expenditures(1)

Our estimate for total sustaining and productivity capital is allocated among the following:

Category	Description	Expected cost	Spent to date(1)

Routine capital(4)	Capital required to maintain our existing generating capacity	100 - 110	20
Planned major maintenance	Regularly scheduled major maintenance	165 - 175	43
Mining capital	Capital related to mining equipment and land purchases	20 - 25	4
Finance leases	Payments on finance leases	10 - 15	3
Total sustaining capital excluding flood-recovery capital		295 - 325	70
Flood-recovery capital	Capital arising from the 2013 Alberta flood	25 - 30	-
Total sustaining capital		320 - 355	70
Productivity capital	Projects to improve power production efficiency and corporate improvement initiatives	5 - 10	1
Total sustaining and productivity capital		325 - 365	71
__________________________
(1)	Represents amounts spent as of March 31, 2015.

(2)
Estimated project spend is AUD$570 million.  Total estimated project spend is stated in CAD$ and includes estimated capitalized interest costs.  The total estimated project spend may change due to fluctuations in foreign exchange rates.

(3)
Includes certain natural gas conversion costs at the Solomon power station that will be recognized as a finance lease receivable.  The total estimated project spend may change due to fluctuations in foreign exchange rates.

(4)	Includes expected hydro life extension costs of $17 million and actual amounts spent to date of $6 million, respectively.

M29   TRANSALTA CORPORATION / Q1 2015

We continue to anticipate that most flood-recovery capital expenditures will be recovered from third parties.

As a result of lower generation from our U.S. Coal assets we decided to defer a planned major maintenance outage at one of our units at the U.S. Coal generating facility, reducing our estimated sustaining capital for the current year by over $15 million.

Lost production as a result of planned major maintenance, excluding planned major maintenance for U.S. Coal, which is scheduled during a period of economic dispatching, is estimated as follows for 2015:

	Coal	Gas and Renewables	Total	Lost to date(1)
GWh lost	1,094 - 1,104	220 - 230	1,314 - 1,334	318

Financing

Financing for these capital expenditures is expected to be provided by cash flow from operating activities, existing borrowing capacity, dividends reinvested, sale of economic interests in assets or transfers to TransAlta Renewables, and capital markets. The funds required for committed growth, sustaining capital, and productivity projects are not expected to be significantly impacted by the current economic environment due to the highly contracted nature of our cash flows, our financial position, and the amount of capital available to us under existing committed credit facilities.

CURRENT ACCOUNTING CHANGES

Operating and Reportable Segments

In January 2015, we completed changes to our internal reporting to systematize allocations of certain costs to each fuel type within our Generation Segment. This permitted internal reports regularly provided to the chief operating decision maker to be presented at the disaggregated fuel type level. Accordingly, commencing with first quarter 2015 reporting, we consider the following distinct fuel types as reportable segments: Canadian Coal, U.S. Coal, Gas, Wind, and Hydro. Previously, these were collectively reported as the Generation Segment. Comparative results for the first quarter 2014 have been restated to align with the re-segmentation: general expenditures of the Generation Segment were allocated to each fuel type segment based on estimated relative benefit derived from those expenditures and $4 million in expenditures associated with certain functions that were determined to benefit the broader organization were reassigned to the Corporate Segment from the Canadian Coal, Gas, Wind, and Hydro Segments. No changes arose in respect of our Energy Marketing Segment.

Management has exercised judgment in aggregating our Canadian gas and Australian gas operating segments together into a single reportable segment, Gas. The operating segments were determined to share the following similar economic characteristics: nature of revenue sources, level of contractedness, and customer assumption of fuel and regulatory compliance costs. In addition, the Canadian gas and Australian gas operating segments share substantial similarity in products (energy), processes (gas turbines), customers (industrial and regional utilities) and distribution methods (connection to grid or behind-the-fence generation).
_______________________
(1)	As of March 31, 2015.

M30   TRANSALTA CORPORATION / Q1 2015

Change in Estimates - Useful Lives

During the quarter, our subsidiary TA Cogen executed a new 15-year power supply contract with Ontario’s IESO for the Windsor facility, which is effective Dec. 1, 2016. Accordingly, the useful life of the Windsor facility was extended prospectively to Nov. 30, 2031. As a result, depreciation expense for the three months ended March 31, 2015 decreased by $1 million and the full year 2015 depreciation expense is expected to be lower by $8 million.

FUTURE ACCOUNTING CHANGES

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and which we have not yet applied include IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. Refer to the Future Accounting Changes section of our 2014 Annual MD&A for information regarding the requirements of IFRS 9 and IFRS 15.

IFRS 9 is effective for annual periods beginning on or after Jan. 1, 2018 and IFRS 15 is effective for annual periods beginning on or after Jan. 1, 2017. Early application is permitted for both.

We continue to assess the impact of adopting these standards on the consolidated financial statements.

SELECTED QUARTERLY INFORMATION

	Q2 2014	Q3 2014	Q4 2014	Q1 2015

Revenue	491	639	718	593
Comparable EBITDA	213	212	301	275
Comparable FFO	154	145	225	211
Net earnings (loss) attributable to common shareholders	(50)	(6)	148	7
Comparable net earnings (loss) attributable to common shareholders	(12)	(13)	46	26
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.18)	(0.03)	0.54	0.03
Comparable net earnings (loss) per share, basic and diluted	(0.04)	(0.05)	0.17	0.09

	Q2 2013	Q3 2013	Q4 2013	Q1 2014

Revenue	542	623	587	775
Comparable EBITDA	247	266	242	310
Comparable FFO	184	174	179	238
Net earnings (loss) attributable to common shareholders	15	(9)	(66)	49
Comparable net earnings attributable to common shareholders	9	39	1	47
Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.06	(0.03)	(0.25)	0.18
Comparable net earnings per share, basic and diluted	0.03	0.15	0.00	0.17

Basic and diluted earnings per share attributable to common shareholders and comparable earnings per share are calculated each period using the weighted average common shares outstanding during the period. As a result, the sum of the earnings per share for the four quarters making up the calendar year may sometimes differ from the annual earnings per share.

M31   TRANSALTA CORPORATION / Q1 2015

Comparable net earnings is generally higher in the first and fourth quarters due to higher demand associated with winter cold in the markets in which we operate. The second and third quarters of 2013 benefitted from high Alberta prices, offsetting some of the impacts of unplanned outages at Canadian Coal during the periods. In 2014, Canadian Coal improved its operational performance, with the third and fourth quarters also including reductions in coal costs. Some of these gains compared to the same periods in the previous year were offset by a downward trend in Alberta prices, starting from the second quarter of 2013 and continuing into the first quarter of 2015. Market volatility can also impact quarterly contributions from our Energy Marketing Segment, as the first quarter of 2014 benefitted from exceptional weather conditions in northeastern North America, with the subsequent two quarters seeing muted volatility and reduced contribution from the Segment. Following public offerings of TransAlta Renewables common shares in the third quarter of 2013 and the second quarter of 2014, an increasing portion of earnings is attributable to non-controlling interests.

Revenue is impacted by market and operational factors listed above, and by changes in future power prices in the Pacific Northwest, which cause de-designated and economic hedges in the region to fluctuate in value. These hedges significantly depreciated in the fourth quarter of 2013, in the second quarter of 2014, and in the first quarter of 2015, and significantly increased in value over the second half of 2014.

Net earnings attributable to common shareholders have also been impacted by the following events:

▪	writedown of deferred tax assets, in the third quarter of 2013 and the first quarter of 2015;
▪	loss associated with the California claim, in the fourth quarter of 2013.

Amounts per share reflect these fluctuations, with limited increases in the number of shares outstanding over the last eight quarters.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended (“Exchange Act”) are recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2015, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

M32   TRANSALTA CORPORATION / Q1 2015

SUPPLEMENTAL INFORMATION

		March 31, 2015	Dec. 31, 2014

Closing market price (TSX) ($)		11.75	10.52

Price range for the last 12 months (TSX) ($)	High	13.44	14.94

	Low	9.81	9.81

Adjusted net debt to invested capital (%)		56.6	56.3

Adjusted net debt to invested capital excluding non-recourse debt(1) (%)		54.3	54.1

Adjusted net debt to comparable EBITDA(2) (times)		4.5	4.2

Return on equity attributable to common shareholders(2) (%)		4.5	6.3

Comparable return on equity attributable to common shareholders(1), (2) (%)		2.1	3.0

Return on capital employed(2) (%)		4.8	5.8

Comparable return on capital employed(1), (2) (%)		4.7	5.1

Cash dividends per share(2) ($)		0.72	0.83

Price to comparable earnings ratio(1), (2) (times)		69.1	42.1

Earnings coverage(2) (times)		1.5	1.7

Dividend payout ratio based on net earnings(2) (%)		200.0	139.0

Dividend payout ratio based on comparable earnings(1), (2) (%)		421.3	288.2

Dividend payout ratio based on comparable funds from operations(1), (2) (%)		27.8	26.4

Dividend yield(2) (%)		6.1	7.9

Adjusted comparable FFO to adjusted net debt(2) (%)		15.7	16.9

Comparable FFO before interest to adjusted interest coverage(2) (times)		3.7	3.8

(1)
These ratios incorporate items that are not defined under IFRS. None of these measurements should be used in isolation or as a substitute for the Corporation’s reported financial performance or position as presented in accordance with IFRS. These ratios are useful complementary measurements for assessing the Corporation’s financial performance, efficiency, and liquidity and are common in the reports of other companies but may differ by definition and application. For a reconciliation of the Non-IFRS measures used in this calculation, refer to the Non-IFRS Measures section of this MD&A.

(2)	Last 12 months.

RATIO FORMULAS

Adjusted net debt to invested capital = long-term debt and finance lease obligations including current portion and fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents/ long-term debt including current portion + non-controlling interests + equity attributable to shareholders - 50 per cent issued preferred shares - cash and cash equivalents

Adjusted net debt to comparable EBITDA = long-term debt and finance lease obligations including current portion and fair value (asset) liability of hedging instruments on debt - cash and cash equivalents + 50 per cent issued preferred shares / comparable EBITDA

Return on equity attributable to common shareholders = net earnings attributable to common shareholders or earnings on a comparable basis / equity attributable to common shareholders excluding AOCI

Return on capital employed = earnings before non-controlling interests and income taxes + net interest expense or comparable earnings before non-controlling interests and income taxes + net interest expense / invested capital excluding AOCI

Price to comparable earnings ratio = current period’s closing market price / comparable earnings per share

Earnings coverage = net earnings attributable to shareholders + income taxes + net interest expense / interest on debt + 50 per cent dividends paid on preferred shares - interest income

Dividend payout ratio = common share dividends / net earnings attributable to common shareholders or earnings on a comparable basis or funds from operations - 50 per cent dividends paid on preferred shares

Dividend yield = dividend per common share / current period’s closing market price

Adjusted comparable funds from operations to adjusted net debt = comparable funds from operations - 50 per cent dividends paid on preferred shares/ period end long-term debt and finance lease obligations including fair value (asset) liability of hedging instruments on debt + 50 per cent issued preferred shares - cash and cash equivalents

Comparable funds from operations before interest to adjusted interest coverage = comparable funds from operations + interest on debt - interest income - capitalized interest / interest on debt + 50 per cent dividends paid on preferred shares - interest income

M33   TRANSALTA CORPORATION / Q1 2015

GLOSSARY OF KEY TERMS

Availability - A measure of the time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

Force Majeure - Literally means “greater force”. These clauses excuse a party from liability if some unforeseen event beyond the control of that party prevents it from performing its obligations under the contract.

Capacity - The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt Hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Greenhouse Gas (GHG) - Gases having potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, and perfluorocarbons.

Megawatt (MW) - A measure of electric power equal to 1,000,000 watts.

Megawatt Hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Power Purchase Arrangement (PPA) - A long-term arrangement established by regulation for the sale of electric energy from formerly regulated generating units to buyers.

Unplanned Outage - The shut down of a generating unit due to an unanticipated breakdown.

M34   TRANSALTA CORPORATION / Q1 2015

TransAlta Corporation
110 - 12th Avenue S.W.
Box 1900, Station “M”
Calgary, Alberta Canada T2P 2M1
Phone
403.267.7110

Website
www.transalta.com

CST Trust Company
P.O. Box 700 Station “B”
Montreal, Québec Canada H3B 3K3
Phone
Toll-free in North America: 1.800.387.0825Toronto or outside North America: 416.682.3860
Fax 514.985.8843
E-mail
inquiries@canstockta.com
Website www.canstockta.com

FOR MORE INFORMATION

Media and Investor Inquiries
Investor Relations
Phone1.800.387.3598 in Canada and United Statesor 403.267.2520
Fax403.267.7405
E-mailinvestor_relations@transalta.com

M35   TRANSALTA CORPORATION / Q1 2015